Exhibit 99.1

IPERIONX LIMITED
ABN 84 618 935 372

Interim Financial Report

for the Six Months Ended

December 31, 2022

North Carolina	Tennessee	Virginia	Utah
129 W Trade Street, Suite 1405 Charlotte, NC 28202	279 West Main Street Camden, TN 38320	1030 Confroy Drive South Boston, VA 24592	1782 W 2300 S West Valley City, UT 84119

Corporate Directory
DIRECTORS
Mr. Todd Hannigan – Executive Chairman
Mr. Anastasios Arima – CEO & Managing Director
Ms. Lorraine Martin – Independent Non-Executive Director
Mr. Vaughn Taylor – Independent Non-Executive Director
Ms. Melissa Waller – Independent Non-Executive Director
Ms. Beverly Wyse – Independent Non-Executive Director

COMPANY SECRETARY
Mr Gregory Swan
OFFICES
North Carolina
129 W Trade Street, Suite 1405
Charlotte, NC 28202, UNITED STATES
Tennessee
279 West Main Street
Camden, TN 38320, UNITED STATES
Virginia
1030 Confroy Drive
South Boston, VA 24592, UNITED STATES
Utah
1782 W 2300 S
West Valley City, UT 84119, UNITED STATES
Registered office
28 The Esplanade, Level 9
Perth, WA 6000, AUSTRALIA

WEBSITE
www.iperionx.com
STOCK EXCHANGE LISTINGS
Nasdaq Capital Market:
American depositary shares (NASDAQ: IPX)
Australian Securities Exchange:
Fully paid ordinary shares (ASX: IPX)
SHARE REGISTRY
Automic Pty Ltd
T: 1300 288 664 (within Australia)
T: +61 2 9698 5414 (international)
LAWYERS
United States
Gibson, Dunn & Crutcher
Johnston Allison & Hord
Australia
Thomson Geer Lawyers
AUDITOR
PricewaterhouseCoopers

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	i

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income FOR THE SIX MONTHS ENDED DECEMBER 31, 2022

Note	Six Months Ended December 31, 2022 US$	Six Months Ended December 31, 2021 US$

Continuing operations
Exploration and evaluation expenses	(1,517,474)	(2,734,807)
Research and development costs	(2,099,309)	(696,715)
Corporate and administrative expenses	(2,161,671)	(998,378)
Business development expenses	(1,333,073)	(1,501,724)
Share-based payment expense	(1,566,231)	(4,764,135)
Finance income	198,282	157,435
Finance costs	(30,717)	(23,831)
Other income and expenses	(243,884)	-
Loss before income tax	(8,754,077)	(10,562,155)
Income tax expense	-	-
Loss for the period	(8,754,077)	(10,562,155)
Loss attributable to members of IperionX Limited	(8,754,077)	(10,562,155)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation of foreign operations	(102,645)	(232,068)
Other comprehensive loss for the period, net of tax	(102,645)	(232,068)
Total comprehensive loss for the period	(8,856,722)	(10,794,223)
Total comprehensive loss attributable to members of IperionX Limited	(8,856,722)	(10,794,223)

Loss per share
Basic and diluted loss per share (US$ per share)	(0.06)	(0.08)

The above Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.
IperionX Limited Financial Report for the Six Months Ended December 31, 2022	1

Condensed Consolidated Statement of Financial Position AS AT DECEMBER 31, 2022

	Note	December 31, 2022 US$	June 30, 2022 US$

ASSETS
Current Assets
Cash and cash equivalents		11,438,526	5,672,551
Trade and other receivables		84,477	22,540
Prepayments		255,149	144,183
Total Current Assets		11,778,152	5,839,274

Non-Current Assets
Exploration and evaluation assets	4	2,849,429	2,431,229
Property, plant and equipment	5	3,369,099	1,387,986
Financial assets		-	250,000
Total Non-Current Assets		6,218,528	4,069,215
TOTAL ASSETS		17,996,680	9,908,489

LIABILITIES
Current Liabilities
Trade and other payables	6	1,468,271	1,899,348
Loans and borrowings	7	363,860	134,247
Provisions		-	46,392
Total Current Liabilities		1,832,131	2,079,987

Non-Current Liabilities
Loans and borrowings	7	788,591	408,783
Total Non-Current Liabilities		788,591	408,783
TOTAL LIABILITIES		2,620,722	2,488,770

NET ASSETS		15,375,958	7,419,719

EQUITY
Contributed equity	8	44,914,632	29,782,268
Reserves	9	13,967,477	12,389,525
Accumulated losses		(43,506,151)	(34,752,074)
TOTAL EQUITY		15,375,958	7,419,719

The above Condensed Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	2

Condensed Consolidated Statement of Changes in Equity FOR THE SIX MONTHS ENDED DECEMBER 31, 2022

	Contributed Equity US$	Share- Based Payments Reserve US$	Foreign Currency Translation Reserve US$	Accumulated Losses US$	Total Equity US$

Balance at July 1, 2022	29,782,268	12,985,856	(596,331)	(34,752,074)	7,419,719
Net loss for the period	-	-	-	(8,754,077)	(8,754,077)
Exchange differences arising on translation of foreign operations	-	-	(102,645)	-	(102,645)
Total comprehensive loss	-	-	(102,645)	(8,754,077)	(8,856,722)
Issue of shares - share placement	16,117,800	-	-	-	16,117,800
Issue of shares - exercise of options	194,205	(72,935)	-	-	121,270
Issue of shares - conversion of RSUs	167,487	(167,487)	-	-	-
Share issue costs	(1,347,128)	354,788	-	-	(992,340)
Share-based payment expense	-	1,566,231	-	-	1,566,231
Balance at December 31, 2022	44,914,632	14,666,453	(698,976)	(43,506,151)	15,375,958

Balance at July 1, 2021	10,255,369	4,738,007	(2,419)	(13,230,837)	1,760,120
Net loss for the period	-	-	-	(10,562,155)	(10,562,155)
Exchange differences arising on translation of foreign operations	-	-	(232,068)	-	(232,068)
Total comprehensive loss	-	-	(232,068)	(10,562,155)	(10,794,223)
Issue of shares - share placement	17,604,000	-	-	-	17,604,000
Issue of shares - exercise of options	2,239,216	(92,479)	-	-	2,146,737
Share issue costs	(428,812)	-	-	-	(428,812)
Share-based payment expense	-	4,764,135	-	-	4,764,135
Balance at December 31, 2021	29,669,773	9,409,663	(234,487)	(23,792,992)	15,051,957

The above Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	3

Condensed Consolidated Statement of Cash Flows FOR THE SIX MONTHS ENDED DECEMBER 31, 2022

	Note	Six Months Ended December 31, 2022 US$	Six Months Ended December 31, 2021 US$

Cash flows from operating activities
Payments to suppliers and employees		(7,625,235)	(5,892,972)
Interest received		46,412	14,716
Interest paid		(12,137)	(22,688)
Net cash flows used in operating activities		(7,590,960)	(5,900,944)

Cash flows from investing activities
Purchase of exploration and evaluation assets	4	(418,200)	(380,975)
Purchase of property, plant and equipment	5	(1,179,703)	(113,890)
Purchase of financial assets		-	(250,000)
Net cash flows used in investing activities		(1,597,903)	(744,865)

Cash flows from financing activities
Proceeds from issue of shares		16,239,070	19,750,737
Share issue costs		(992,340)	(428,812)
Repayment of borrowings		(2,751)	-
Payment of principal portion of lease liabilities		(338,366)	(26,626)
Net cash flows from financing activities		14,905,613	19,295,299

Net increase in cash and cash equivalents		5,716,750	12,649,490
Net foreign exchange differences		49,225	(91,036)
Cash and cash equivalents at the beginning of the period		5,672,551	1,697,905
Cash and cash equivalents at the end of the period		11,438,526	14,256,359

The above Condensed Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	4

Notes to the Condensed Consolidated Financial Statements FOR THE SIX MONTHS ENDED DECEMBER 31, 2022

1.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Corporate information

IperionX Limited (“IperionX” or “Company”) is a for-profit company limited by shares, incorporated and domiciled in Australia. Our registered office is located at Level 9, 28 The Esplanade, Perth, Western Australia, 6000. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol “IPX”, and our American Depository Shares, or ADSs, each representing ten (10) of our ordinary shares, are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “IPX”.

The principal activities of the Group during the six months ended December 31, 2022 consisted of the exploration and development of minerals and metals in the United States.

The unaudited interim condensed consolidated financial statements of IperionX and its subsidiaries (the “Consolidated Entity” or the “Group”) for the six months ended December 31, 2022 (the “Interim Financial Statements”) were authorised for issue in accordance with a resolution of the Directors on March 14, 2023.

Basis of preparation

The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”). The preparation of the Interim Financial Statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from those estimates.

The Interim Financial Statements do not include all the notes of the type normally included in annual financial statements and are not necessarily indicative of the results of operations and cash flows expected for the year ended June 30, 2023.  Accordingly, the Interim Financial Statements are to be read in conjunction with the annual consolidated financial statements of the Group for the year ended June 30, 2022. In the opinion of management, the accompanying Interim Financial Statements reflect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of the financial results of such period. The financial report has been prepared on a historical cost basis and is presented in United States dollars ($).

The accounting policies and methods of computation adopted in the preparation of the Interim Financial Statements are consistent with those adopted and disclosed in the annual consolidated financial statements of the Group for the year ended June 30, 2022, except as disclosed below. These accounting policies are consistent with Australian Accounting Standards.

Going concern

The interim financial statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.

The Group had net cash outflows from operating and investing activities of US$9,188,863 for the six months ended December 31, 2022 (December 31, 2021: US$6,645,809). At December 31, 2022, the Group had cash and cash equivalents of US$11,438,526 (December 31, 2021: US$14,256,359).

The ongoing operation of the Group remains dependent upon raising further additional funding from shareholders or other parties. In light of the future expenditures to be incurred in executing on the Group’s current strategic plans to commercialize the Group’s titanium metal technologies and develop economically recoverable mineral deposits from the Group’s exploration properties, the Group is dependent on obtaining financing through equity financing, debt financing or other means. In the longer term, if the Group’s exploration, appraisal, and pilot activities are ultimately successful, additional funds will be required to develop the Group’s titanium metal technologies and exploration properties and commence commercial production. The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Group. There is no assurance that the Group will be successful in its efforts to raise additional funding on terms satisfactory to the Group. If the Group does not obtain additional funding, the Group may be required to delay, reduce the scope of, or eliminate its current or future exploration, appraisal, and pilot activities or relinquish rights to certain of its interests.

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	5

1.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Going concern (continued)

As a result of these matters, there is a material uncertainty that may cast substantial doubt about the Group’s ability to continue as a going concern and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business. However, the Directors are confident that the Group will be able to raise additional funds as required to meet its obligations as and when they fall due and are of the opinion that the use of the going concern basis remains appropriate.

Comparative information

The Group has updated the classification of expenses to make the Statement of Profit or Loss and other Comprehensive Income more relevant to users of the financial statements. This has resulted in the reclassification of some expenses in the prior period, however, has not impacted the reported loss for the prior period or earnings per share.

New and amended standards and interpretations

In the current period, the Group has adopted all of the new and revised standards, interpretations and amendments that are relevant to its operations and effective for annual reporting periods beginning on or after July 1, 2022.

The new standards have not had a material effect on the Group’s financial statements.

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

2.          SEGMENT INFORMATION

IFRS 8 Operating Segments requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance.

The Consolidated Entity operates in one segment, being exploration and development of minerals and metals in the United States.

3.          DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividend has been paid or provided for during the six months ended December 31, 2022 (December 31, 2021: nil).

4.          EXPLORATION AND EVALUATION ASSETS

Titan Project US$
December 31, 2022
Carrying value at July 1, 2022	2,431,229
Additions	418,200
Carrying amount at December 31, 2022 (1)	2,849,429

June 30, 2022
Carrying value at July 1, 2021	504,750
Additions	1,926,479
Carrying amount at June 30, 2022 (1)	2,431,229

Notes:

(1)	The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	6

5.          PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment US$	Right-of-use assets US$	Total US$
December 31, 2022
Carrying value at July 1, 2022	922,118	465,868	1,387,986
Additions	1,179,703	950,537	2,130,240
Depreciation	(33,802)	(115,325)	(149,127)
Carrying amount at December 31, 2022	2,068,019	1,301,080	3,369,099
- at cost	2,136,508	1,543,876	3,680,384
- accumulated depreciation	(68,489)	(242,796)	(311,285)

June 30, 2022
Carrying value at July 1, 2021	65,858	473,761	539,619
Additions	889,988	140,188	1,030,176
Lease modifications	-	(28,375)	(28,375)
Depreciation	(33,728)	(119,706)	(153,434)
Carrying amount at June 30, 2022	922,118	465,868	1,387,986
- at cost	956,805	593,339	1,550,144
- accumulated depreciation	(34,687)	(127,471)	(162,158)

6.          TRADE AND OTHER PAYABLES

	December 31, 2022 US$	June 30, 2022 US$
Current
Trade payables	357,937	1,677,757
Accruals	395,508	196,450
Employee benefits	714,826	25,141
Total trade and other payables	1,468,271	1,899,348

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	7

7.          LOANS AND BORROWINGS

	December 31, 2022 US$	June 30, 2022 US$
Current
Lease liabilities	358,112	128,653
Other loans and borrowings	5,748	5,594
Total current loans and borrowings	363,860	134,247

Non-current
Lease liabilities	760,633	377,920
Other loans and borrowings	27,958	30,863
Total non-current loans and borrowings	788,591	408,783

Total loans and borrowings	1,152,451	543,030

8.          CONTRIBUTED EQUITY

Issued capital

	December 31, 2022 US$	June 30, 2022 US$
171,225,492 ordinary shares (June 30, 2022: 140,288,491)	44,914,632	29,782,268
	44,914,632	29,782,268

Movements in issued capital

	No. of Ordinary Shares	No. of Class A Performance Shares	No. of Class B Performance Shares	US$
December 31, 2022
Opening balance at July 1, 2022	140,288,491	19,800,000	19,800,000	29,782,268
Issue of shares - share placement	30,000,000	-	-	16,117,800
Issue of shares - exercise of options	737,000	-	-	194,205
Conversion of RSUs	200,001	-	-	167,487
Share issue costs	-	-	-	(1,347,128)
Closing balance at December 31, 2022	171,225,492	19,800,000	19,800,000	44,914,632

December 31, 2021
Opening balance at July 1, 2021	105,105,787	19,800,000	19,800,000	10,255,369
Issue of shares - share placement	20,000,000	-	-	17,604,000
Issue of shares - exercise of options	14,382,704	-	-	2,239,216
Share issue costs	-	-	-	(428,812)
Closing balance at December 31, 2021	139,488,491	19,800,000	19,800,000	29,669,773
IperionX Limited Financial Report for the Six Months Ended December 31, 2022	8

9.          RESERVES

Reserves

	December 31, 2022 US$	June 30, 2022 US$
Share based payments reserve	14,666,453	12,985,856
Foreign currency translation reserve	(698,976)	(596,331)
Total reserves	13,967,477	12,389,525

Movements in share based payments reserve

	No. of Listed Options	No. of Unlisted Options	No. of Performance Rights	No. of RSUs	US$
December 31, 2022
Opening balance at July 1, 2022	-	23,824,000	27,620,000	600,000	12,985,856
Grant of employee incentive securities	-	424,372	1,135,000	424,372	-
Exercise of options	-	(737,000)	-	-	(72,935)
Conversion of RSUs	-	-	-	(200,001)	(167,487)
Grant of options to advisor	-	1,000,000	-	-	354,788
Share-based payments expense	-	-	-	-	1,566,231
Closing balance at December 31, 2022	-	24,511,372	28,755,000	824,371	14,666,453

December 31, 2021
Opening balance at July 1, 2021	12,624,214	25,800,000	16,325,000	-	4,738,007
Grant of employee incentive securities	-	600,000	8,990,000	600,000	-
Exercise of options	(12,606,704)	(1,776,000)	-	-	(92,479)
Expiry of options	(17,510)	-	-	-	-
Share-based payments expense	-	-	-	-	4,764,135
Closing balance at December 31, 2021	-	24,624,000	25,315,000	600,000	9,409,663

10.          SUBSIDIARIES

		Equity Interest
Country of Incorporation		December 31, 2022%	June 30, 2022%
IperionX Inc.	USA	100%	100%
IperionX Critical Minerals, LLC	USA	100%	100%
IperionX Technology, LLC	USA	100%	100%
Hyperion Metals (Australia) Pty Ltd	Australia	100%	100%
Calatos Pty Ltd, LLC	USA	100%	100%

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	9

11.          CONTINGENT ASSETS AND LIABILITIES

Titan Project
At December 31, 2022, the Group had entered into exclusive option agreements with local landowners in Tennessee, United States, in relation to its Titan Project, which upon exercise, allows the Group to lease or, in some cases purchase, approximately 11,071 acres of surface property and the associated mineral rights from the local landowners. During the option period, our option agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Upon exercise, in the case of an option to lease, the Company will pay a production royalty to the landowners, subject to a minimum royalty. Upon exercise, in the case of a purchase, the Company will pay cash consideration approximating the fair market value of the property, excluding the value of any minerals, plus a premium.

Blacksand
At December 31, 2022, the Group had an exclusive option to purchase certain assets (including all intellectual property rights) of Blacksand Technology, LLC (“Blacksand”). Blacksand holds the exclusive commercial licensing rights for more than 40 global patents through a license agreement with the University of Utah including the global patents for patented technologies that can produce low-cost and low-carbon titanium metal. IperionX can exercise its option any time prior to 31 December 2024 (“Option Period”). As consideration for the option, IperionX shall make option payments to Blacksand totalling US$6,000,000 during the Option Period (US$1,500,000 payable in each of January 2023, July 2023, January 2024 and July 2024). If IperionX chooses to exercise its option, IperionX shall pay Blacksand: (1) any option payments that have not been paid at the date of exercise; and (2) an additional US$6,000,000. Subject to shareholder approval, IperionX may elect to satisfy 30% of the total purchase price through the issue of shares in IperionX. IperionX shall also commit to donate US$1,000,000 to establish an endowed chair professorship at the University of Utah in Dr. Fang’s name. If net sales from the acquired assets exceed US$300,000,000, then IperionX shall pay Blacksand a royalty equal to 0.5% of net sales in excess of US$300,000,000 for the life of the licensed patents. If IperionX chooses not to exercise its option, IperionX retains options to licence key technologies from Blacksand, including HAMR and GSD technologies that can produce low-cost and low-carbon titanium metal, for consideration comprising a license fee and a royalty.

12.          SUBSEQUENT EVENTS AFTER BALANCE DATE

(a)
On January 18, 2023, IperionX announced that it was the winner of the U.S. Department of Defense’s National Security Innovation Network (“NSIN”) Air Force Research Laboratory (“AFRL”) Grand Challenge contract. The winner of the Grand Challenge is eligible for a contract award up to US$500,000 across four phases.

Other than as outlined above, at the date of this report there are no other significant events occurring after balance date requiring disclosure.

IperionX Limited Financial Report for the Six Months Ended December 31, 2022	10

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, political and social risks, changes to the regulatory framework within which the company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

Although the Company attempts and has attempted to identify factors that would cause actual actions, events or results to differ materially from those disclosed in forward looking statements, there may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.

Competent Persons Statement

The information in this document that relates to Exploration Results, Mineral Resources, Production Targets, Process Design, Mine Design, Cost Estimates, and Financial Analysis is extracted from IperionX’s ASX Announcement dated June 30, 2022 (“Original ASX Announcement”) which is available to view at IperionX’s website at www.iperionx.com. The Company confirms that a) it is not aware of any new information or data that materially affects the information included in the Original ASX Announcement; b) all material assumptions and technical parameters underpinning the Production Target, and related forecast financial information derived from the Production Target included in the Original ASX Announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this report have not been materially changed from the Original ASX Announcement.

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